                                                           Registration No. 333-
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM S-8

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                           White Pine Software, Inc.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                                    Delaware
--------------------------------------------------------------------------------
         (State or Other Jurisdiction of Incorporation or Organization)

                                   04-3151064
--------------------------------------------------------------------------------
                      (I.R.S. Employer Identification No.)

   542 Amherst Street, Nashua, New Hampshire                           03063
--------------------------------------------------------------------------------
    (Address of Principal Executive Offices)                         (Zip Code)

               White Pine Software, Inc. Stock Option Plan (1992)
               White Pine Software, Inc. Stock Option Plan (1993)
               White Pine Software, Inc. Stock Option Plan (1994)
               White Pine Software, Inc. Stock Option Plan (1995)
 Letter Agreement between White Pine Software, Inc. and Jack Dutzy dated as of
                                October 13, 1995
Letter Agreement between White Pine Software, Inc. and Andrew Hally dated as of
                                 March 25, 1996
    Letter Agreement between White Pine Software, Inc. and Richard Kennerly delivered as of April 16, 1996
Letter Agreement between White Pine Software, Inc. and Richard M. Darer dated as of May 28, 1996
  White Pine Software, Inc. 1996 Incentive and Nonqualified Stock Option Plan
--------------------------------------------------------------------------------
                           (Full Title of the Plans)

                                Howard R. Berke
                           White Pine Software, Inc.
                               542 Amherst Street
                          Nashua, New Hampshire  03063
--------------------------------------------------------------------------------
                    (Name and Address of Agent for Service)

                                 (603) 886-9050
--------------------------------------------------------------------------------
         (Telephone Number, Including Area Code, of Agent For Service)

                                WITH A COPY TO:
                             Mark L. Johnson, Esq.
                            Foley, Hoag & Eliot LLP
                             One Post Office Square
                          Boston, Massachusetts 02109
                                 (617) 832-1000

                        CALCULATION OF REGISTRATION FEE

===================================================================================================
                                                                       Proposed
Title of                                           Proposed            Maximum
Securities                         Amount          Maximum             Aggregate     Amount of
to be                              to be           Offering Price      Offering      Registration
Registered                         Registered      Per Share(1)        Price(1)      Fee
---------------------------------------------------------------------------------------------------
Common Stock, $.01 par value    39,789 shares         $5.81(2)         $  231,274       $   71
---------------------------------------------------------------------------------------------------
Common Stock, $.01 par value    1,233,534 shares      $2.73(3)         $3,367,548       $1,021
---------------------------------------------------------------------------------------------------
Common Stock, $.01 par value    231,900 shares        $5.81(2)         $1,347,919       $  409
---------------------------------------------------------------------------------------------------
Total                           1,505,223 shares                       $4,946,741       $1,501
===================================================================================================

(1) Estimated solely for the purpose of determining the registration fee.

(2) In accordance with Rule 457(c) under the Securities Act of 1933, the calculations with respect to 39,789 shares issued and outstanding at February 6, 1997 pursuant to the exercise of stock options granted under the Plans listed above and to 231,900 shares issuable but not subject to options granted at February 6, 1997 under such Plans are based on the average of the high and low sale prices reported in the consolidated reporting system of the Nasdaq National Market on February 4, 1997.

(3) In accordance with Rule 457(h) under the Securities Act of 1933, the calculation with respect to shares issuable under stock options granted under the Plans listed above and outstanding at February 6, 1997 is based on the exercise prices of such options.



                               REOFFER PROSPECTUS

  The material which follows, up to but not including the page beginning Part II of this Registration Statement on Form S-8, constitutes a prospectus prepared in accordance with the applicable requirements of Part I of Form S-3 under General Instruction C to Form S-8. The reoffer prospectus is to be used in connection with resales of restricted securities issued and outstanding under the White Pine Software, Inc. Stock Option Plan (1992), Stock Option Plan (1993), Stock Option Plan (1994) and Stock Option Plan (1995).

REOFFER PROSPECTUS
                                 39,789 SHARES

                           WHITE PINE SOFTWARE, INC.

                                  COMMON STOCK


      THIS DOCUMENT CONSTITUTES PART OF A REGISTRATION STATEMENT COVERING SECURITIES THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933


  This Reoffer Prospectus relates to the resale, by the holders thereof (the "Selling Stockholders"), of 39,789 shares (the "Shares") of common stock, $.01 par value per share ("Common Stock"), of White Pine Software, Inc. ("White Pine" or the "Company") issued pursuant to the exercise of options granted under the White Pine Software, Inc. Stock Option Plan (1992), Stock Option Plan (1993), Stock Option Plan (1994) and Stock Option Plan (1995) (collectively, the "Plans").

  The Common Stock trades on the Nasdaq National Market under the symbol "WPNE." On February 5, 1997, the closing sale price for the Common Stock, as reported by the Nasdaq National Market, was $5.50 per share.

  The Selling Stockholders or their pledgees, donees, transferees or other successors in interest may offer the Shares, from time to time during the effectiveness of this registration, for sale through the Nasdaq National Market, in the over-the-counter market, in one or more negotiated transactions, or through a combination of methods of sale, at prices and on terms then prevailing or at negotiated prices. Sales may be effected to or through broker-dealers, who may receive compensation in the form of discounts, concessions, commissions or otherwise in connection therewith. See "Plan of Distribution."

  The Company will not receive any of the proceeds from sales of Shares by the Selling Stockholders. The Selling Stockholders will be responsible for any discounts, concessions, commissions or other compensation due to any broker or dealer in connection with the sale of any of the Shares offered hereby. All of the other expenses of this offering will be paid by the Company.


                                __________________


                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" BEGINNING AT PAGE 4.

                                __________________


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS REOFFER PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


            The date of this Reoffer Prospectus is February 6, 1997.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Reports and other information concerning the Company also may be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington D.C. 20006-1500.

  This Reoffer Prospectus constitutes part of a Registration Statement on Form S-8 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Reoffer Prospectus does not contain all of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in such instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by the Company with the Commission pursuant to the Securities Act and the Exchange Act are incorporated herein by reference: (1) certain portions of the Company's Registration Statement on Form SB-2 (registration number 333-9525) (the "Form SB-2"); and (2) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996 (the "Form 10-Q").

  All reports and other documents subsequently filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Reoffer Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Reoffer Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Reoffer Prospectus.

  Any person to whom a copy of this Reoffer Prospectus is delivered may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (other than exhibits expressly incorporated by reference into such documents). Requests for such documents should be addressed to the Chief Financial Officer of the Company, 542 Amherst Street, Nashua, New Hampshire 03063 or directed to the Chief Financial Officer at telephone number (603) 886-9050.

                                  THE COMPANY

  White Pine develops, markets and supports multiplatform desktop connectivity software that facilitates worldwide video and audio communication and data collaboration across the Internet, intranets and other networks that use the Internet Protocol. The Company's desktop videoconferencing software products, Enhanced CU-SeeMe and the White Pine Reflector, create a client-server solution that allows users to participate in real-time, multipoint videoconferences over the Internet and intranets. White Pine also offers its eXodus line of desktop X Windows software, which enables seamless interoperability between local and remote environments, and its 5PM line of terminal emulation software, which provides desktop access to data and applications residing on enterprise legacy systems.

  Until the 1990s, videoconferencing generally required expensive hardware-based systems that communicated through proprietary protocols. Even today, most videoconferencing systems are proprietary hardware-based products priced between $1,000 and $40,000. The relatively high price and limited interoperability of these systems have impeded the widespread adoption of videoconferencing as a means of communication. In 1992, researchers at Cornell University developed CU-SeeMe, real-time desktop videoconferencing software that enables users to communicate over the Internet with hardware as basic as 28.8 kbps modems and standard videocapture boards and video cameras. CU-SeeMe is distributed as freeware over the Internet.

  In June 1995, the Company secured from Cornell Research Foundation, Inc. (the "Cornell Foundation") the exclusive worldwide rights to license CU-SeeMe and its related software-only multipoint conferencing server. In March 1996, the Company introduced Enhanced CU-SeeMe, which provides real-time, one-way or two-way audio and video communication and data collaboration over the Internet at a suggested retail price of $99. Enhanced CU-SeeMe offers significant improvements in features and functionality over freeware CU-SeeMe, including color video and data collaboration through a white board, while maintaining operability over bandwidths as low as 28.8 kbps. Enhanced CU-SeeMe is available on multiple platforms and can be installed on most multimedia PCs without proprietary hardware. In May 1996, the Company began shipping the White Pine Reflector, the software-only server component of the Company's videoconferencing solution. The White Pine Reflector enables real-time, multipoint desktop videoconferencing, offers the ability to "cybercast" events to large audiences, and solves the complex problem of enabling videoconferencing over the Internet between users operating at different connection speeds. The White Pine Reflector is offered at suggested retail prices beginning at $995. Enhanced CU-SeeMe and the White Pine Reflector may be downloaded for evaluation, without any purchase obligation, from the Company's World Wide Web site.

  The Company markets and sells its products through a combination of distributors, OEMs and strategic partners, through its direct sales organization and over the Internet. The Company's customers include businesses, government organizations, educational institutions and individual consumers.

  White Pine was incorporated under the laws of Delaware in April 1992 under the name Visual International, Inc. The Company's principal executive offices are located at 542 Amherst Street, Nashua, New Hampshire 03063, its telephone number is (603) 886-9050 and its e-mail address is info@wpine.com. WHITE PINE is a trademark of the Company, and CU-SEEME is a registered trademark of the Cornell Foundation.

                                  RISK FACTORS

  This Reoffer Prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company's actual results could differ materially from the results contemplated in the forward-looking statements as a result of a number of factors, including the risk factors set forth below.

RECENT OPERATING LOSSES

  The Company incurred losses from operations of $3,646,000 in the fiscal year ended December 31, 1995 (including a non-recurring write-off of purchased research and development costs of $3,200,000) and $2,820,000 in the nine months ended September 30, 1996. At September 30, 1996, the Company had an accumulated deficit of approximately $12,883,000. In the fiscal year ended December 31, 1995 and the nine months ended September 30, 1996, the Company made significant expenditures for product development and sales and marketing in support of the product launch of Enhanced CU-SeeMe, which became commercially available in March 1996. The Company expects that it will be required to continue to invest heavily in product development and sales and marketing programs in order to be competitive and capture market share, particularly in the videoconferencing market. In addition, the Company has hired a significant number of employees since January 1995 and expects to continue hiring additional sales, customer service, management, software development and technical support employees during 1997 as the Company continues to develop and expand its operations. This significant increase in its workforce may negatively impact the Company's results of operations in the future, particularly if sales of new products fall below expectations.

  Sales to Ingram Micro, Inc. represented 21% and 16% of the Company's total revenue in the fiscal years ended December 31, 1994 and 1995, respectively. The loss of, or a significant curtailment of purchases by, Ingram Micro, Inc., including a loss or curtailment due to factors outside of the Company's control, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-Customers" and Note 1 of Notes to the Company's Consolidated Financial Statements in the Form SB-2 and
Note 3 of Notes to the Company's Consolidated Financial Statements in the Form 10-Q.

  As a result of the foregoing factors, the Company may incur further losses in the future. There can be no assurance that the Company will achieve profitable operations in any future period. In addition, as a result of the Company's acquisition of About Software Corporation S.A. ("ASC") on a purchase accounting basis in the fourth quarter of fiscal 1995 and the Company's decision to shift its focus to the development, marketing and support of videoconferencing software, the Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "-Transition of Product Focus; Dependence on New Products" and "The Company" herein; "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form SB-2; and "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-Q.

DEVELOPING MARKET; UNPROVEN ACCEPTANCE OF THE COMPANY'S NEW PRODUCTS

  The market for audio and video services and related software products for the Internet and intranets, such as Enhanced CU-SeeMe and the White Pine Reflector, has only recently begun to develop, is evolving rapidly and is expected to be characterized by an increasing number of market entrants. The Company's future success will depend in large part on the continued expansion of the videoconferencing market in general and the adoption of the Internet as a principal medium for commercial and consumer videoconferencing in particular.
As is typical in a new and rapidly evolving industry, demand for and market acceptance of recently introduced products, such as Enhanced CU-SeeMe and the White Pine Reflector, are subject to a high level of uncertainty. Certain factors, including the present inability of subscribers of certain widely used on-line Internet access providers to use Enhanced CU-SeeMe over these providers' networks, the present inability to videoconference with users of other vendors' videoconferencing systems, difficulties in locating people on the Internet and uncertainty regarding vendors' willingness to adopt industry standards, may limit demand for and market acceptance of Enhanced CU-SeeMe and the White Pine Reflector. The continuation of such uncertainty or of such limitations may have a material adverse effect on sales of Enhanced CU-SeeMe and the White Pine Reflector and on the Company's business, financial condition and results of operations. Also, enterprises that have already invested substantial resources in other means of communicating information may be reluctant or slow to adopt videoconferencing generally and Internet videoconferencing in particular. As a result of networking latencies, data packet loss and significant variations in Internet infrastructure and users' set-ups and configurations, the quality of audio communications over the Internet is inferior to the quality of conventional telephone conversations and the quality of video communications over the Internet may vary from connection to connection and in certain instances may be inferior to the quality of hardware-based videoconferencing systems. As a result, there can be no assurance that videoconferencing communications over the Internet and intranets will become widespread or that Enhanced CU-SeeMe or the White Pine Reflector will become widely installed.

  Moreover, the market for Internet services and software has developed only recently. Commercial use of the Internet has been constrained by customer demands for increased accessibility, reliability, speed, security and support, and there can be no assurance that the infrastructure or complementary products necessary for the Internet to become a viable medium of business communications and activity in general, and as a medium of videoconferencing communications in particular, will develop. In particular, there can be no assurance that access to the Internet will continue to be available on a widespread basis, that the Internet will not experience dramatic and unforeseen technological difficulties, that the Internet will not be plagued by computer viruses or other destructive technologies, that the introduction of complementary products and technologies such as high speed modems and security procedures for commercial transactions will not be delayed, that the development and adoption of new standards and communications protocols will not be delayed, that the current pricing structure for access to the Internet will continue, or that growth in the number of users or the level of usage of the Internet will not exceed the capacity of the Internet infrastructure to serve all potential users. Moreover, critical issues concerning the commercial use of, distribution of information on, and governmental regulation of the Internet (including access, security, quality of services, price, ease of use, property ownership, and liability and other legal issues) remain unresolved and may affect both the growth of the Internet and the Company's business. As the Internet and the related infrastructure continue to evolve, there can be no assurance that the Internet will not develop in unforeseen directions that will have a material adverse effect on the Company's business, financial condition and results of operations. For example, because the performance of the Company's products depends on, among other things, the availability of adequate bandwidth on network connections, any significant reduction in the rate of improvement of the available speed of network data transmission could have a material adverse effect on the Company's business, financial condition and results of operations.

  If for any reason the market for Internet videoconferencing services fails to grow, grows more slowly than anticipated or becomes saturated with competitors' products, the Company's business, financial condition and results of operations will be materially and adversely affected.

COMPETITION

  The market for videoconferencing products and services is extremely competitive, and the Company expects that competition will intensify in the future. The Company believes that the principal competitive factors in the videoconferencing industry are price, video and audio quality, interoperability, functionality, reliability, service and support, hardware platforms supported, and vendor and product reputation. The Company believes that its ability to compete successfully will depend on a number of factors both within and outside its control, including the adoption and evolution of industry standards, the pricing policies of its competitors and suppliers, the timing of the introduction of new software products and services by the Company and others, the Company's ability to hire and retain employees, and industry and general economic trends. The Company anticipates that in the near future the videoconferencing market will experience intense competition in the form of product bundling or significant price reductions. The Company currently competes, or expects to compete, directly or indirectly with the following categories of companies: (i) traditional hardware-based videoconferencing companies, such as PictureTel Corporation and VTEL Corporation; (ii) emerging videoconferencing technology companies, such as Cinecom Corporation, Connectix Corporation, Creative Labs, Inc. and VDONet Corp.; (iii) vendors of operating systems and browsers such as Microsoft Corporation, which introduced NetMeeting, a product that enables point-to-point audio and data communication over the Internet, and announced NetShow, a product that enables broadcasting by videostreaming, and Netscape Communications Corporation, which acquired Insoft, Inc. and its audio and videoconferencing technology; (iv) videoconferencing support companies, such as VideoServer, Inc., Lucent Technologies, Inc. and Accord Ltd.; and (v) other companies developing videoconferencing systems. PictureTel Corporation and Intel Corporation each announced plans in 1996 to license products competitive with Enhanced CU-SeeMe to manufacturers of personal computers and modems for inclusion in prepackaged multimedia and other systems. In July 1996, Intel Corporation also announced a cross-licensing agreement with Microsoft Corporation to share implementations of certain industry standards and application frameworks, which the Company expects will enhance the competitiveness of the products offered by both companies. In addition, because the barriers to entry in the software market are relatively low and the potential market is large, the Company anticipates continued growth in the industry and the entrance of new competitors in the future. Enhanced CU-SeeMe and the White Pine Reflector also compete with videoconferencing software that is available on the Internet and can be downloaded by users for either no charge or extended evaluation. The Cornell Foundation makes CU-SeeMe ("Freeware CU-SeeMe") and a related server freely available over the Internet. See "Business-Proprietary Rights" in the Form SB-2.

  In the market for X Windows products, the Company faces significant direct competition from a number of PC X server software vendors, including Hummingbird Communications Ltd., NetManage, Inc., Network Computing Devices, Inc. and Walker Richer and Quinn Inc., as well as indirect competition from manufacturers of dedicated X terminals. The Company's principal competitor in this market is Hummingbird Communications Ltd., the largest supplier of X server software products for the PC platform. To the extent that these and other companies introduce new or enhanced PC X server software products, the Company will face increased competition.

  In the terminal emulation market, the Company currently competes with the following categories of companies: (i) vendors of International Business Machines Corporation host connectivity products, including Attachmate Corp. and Wall Data Incorporated; (ii) vendors of TCP/IP terminal emulation products, including FTP Software, Inc. and NetManage, Inc.; and (iii) vendors of Digital Equipment Corporation and Hewlett-Packard Company host connectivity products, including Walker Richer and Quinn Inc.

  Many of the Company's current and potential competitors, including Hummingbird Communications Ltd., Intel Corporation, Microsoft Corporation, Netscape Communications Corporation and PictureTel Corporation, have significantly longer operating histories and/or significantly greater managerial, financial, marketing, technical and other competitive resources, as well as greater name recognition, than the Company. As a result, the Company's competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements and may be able to devote greater resources to the promotion and sale of their products and services. There can be no assurance that the Company will be able to compete successfully with existing or new competitors. In addition, competition could increase if new companies enter the market or if existing competitors expand their service offerings. An increase in competition could result in material price reductions or loss of market share by the Company and could have a material adverse effect on the Company's business, financial condition and results of operations.

  To remain competitive, the Company will need to continue to invest in research and development and sales and marketing. There can be no assurance that the Company will have sufficient resources to make such investments or that the Company will be able to make the technological advances necessary to remain competitive. In addition, current and potential competitors have established or may in the future establish collaborative relationships among themselves or with third parties, including third parties with whom the Company may have relationships, to increase the visibility and utility of their products and services. In addition, in 1996 and 1997 a number of the Company's competitors have acquired or made equity investments in other companies in the videoconferencing and related industries, including other competitors of the Company. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market shares. Such an eventuality could have a material adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

  The Company has experienced fluctuations in its quarterly results of operations and anticipates that such fluctuations will continue and could increase. The Company's quarterly results of operations may vary significantly depending on a number of factors, some of which are outside of the Company's control. These factors include the timing of the introduction or acceptance of new products offered by the Company or its competitors, changes in demand for Internet services, changes in the mix of products provided by the Company, changes in pricing strategies by the Company and its competitors, changes in the markets served by the Company, changes in regulations affecting the industry, changes in the Company's operating expenses, capital expenditures and other costs relating to the expansion of operations, changes in its personnel and general economic conditions. In addition, fluctuations in exchange rates may render the Company's products less competitive relative to local product offerings or result in foreign exchange losses. To date, the Company has not engaged in exchange rate hedging activities to minimize the risks of such fluctuations. Although the Company may seek to implement hedging techniques in the future with respect to its foreign currency transactions, there can be no assurance that such hedging techniques will be successful. Historically, the Company's revenue in the third quarter of each calendar year has been adversely affected by seasonal reductions in business activity in Europe and certain other parts of the world during the summer months. There can be no assurance that the Company will be able to achieve or maintain profitability in the future or that its levels of profitability will not vary significantly among quarterly periods. Fluctuations in results of operations may result in volatility in the price of the Common Stock.

  A significant portion of the Company's expenses are fixed and difficult to reduce in the event that revenue does not meet the Company's expectations, thus magnifying the adverse effect of any revenue shortfall. Furthermore, announcements by the Company or its competitors of new products, services or technologies could cause customers to defer or cancel purchases of the Company's products. Any such deferral or cancellation could have a material adverse effect on the Company's business, financial condition and results of operations. Accordingly, revenue shortfalls can cause significant variations in results of operations from quarter to quarter and could have a material adverse effect on the Company's business, financial condition and results of operations.

  As a result of the foregoing factors, it is possible that in some future quarter the Company's results of operations will be below prior results or the expectations of public market analysts and investors. In such event, the price of the Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form SB-2 and "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-Q.

ABILITY TO MANAGE CHANGE

  The Company has recently experienced significant growth in the number of its employees, the demands on its operating and financial systems, and the geographic area of its operations. In particular, the Company acquired ASC, a French corporation, and its California-based subsidiary in the fourth quarter of 1995. This growth has resulted in new and increased responsibilities for the Company's administrative, operational, development and financial personnel. Additional expansion by the Company may further strain the Company's management, financial and other resources. Certain executive officers of the Company have joined the Company within the last twelve months, including Brian L. Lichorowic, its Vice President of Marketing, who joined the Company in August 1996 and Richard M. Darer, its Chief Financial Officer and Vice President of Administration, who joined the Company in May 1996. There can be no assurance that the Company will be successful in hiring the personnel necessary to manage its changing business. The Company's success depends to a significant extent on the ability of its new executive officers to operate effectively, both independently and as a group, and this ability may be impeded by past and future geographic expansion of the Company internationally and domestically. In late 1996, the Company moved the remainder of its servers offsite to a third party's facilities in order to decrease the likelihood of system failures. There can be no assurance that the Company's systems, procedures and controls will be adequate to support expansion of the Company's operations. The Company's future results of operations will depend on the ability of its officers and key employees to manage changing business conditions and to continue to improve its operational and financial control and reporting systems. Any failure of the Company's management to manage change effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-Employees," "-Facilities" and "Management" in the Form SB-2.

TRANSITION OF PRODUCT FOCUS; DEPENDENCE ON NEW PRODUCTS

  Since its inception, the Company has derived a substantial portion of its revenue from licenses of terminal emulation and X Windows software products. These products are expected to continue to generate a significant but declining portion of the Company's revenue for the foreseeable future. As a result, any factor adversely affecting sales of these products, such as shifting of management focus and Company resources, increased price competition, the introduction of technologically superior products by competitors or the release of competing products by companies with significantly greater resources and name recognition, could have a material adverse effect on the Company's business, financial condition and results of operations.

  In June 1995, the Company and the Cornell Foundation entered into an Exclusive Software License Agreement (the "License Agreement") that granted to the Company the exclusive worldwide right to develop, modify, market, distribute and sublicense commercial versions of Freeware CU-SeeMe and its related server. Since that time, the Company has significantly redirected its efforts, and particularly its product development and marketing efforts, to focus on its videoconferencing products. As of September 30, 1996, 31 of the Company's 43 research and development employees were devoted to developing Internet videoconferencing technologies. The Company began shipping Enhanced CU-SeeMe and the White Pine Reflector in March 1996 and May 1996, respectively, and therefore has had only a limited opportunity to determine the extent to which these products will succeed in the marketplace. A number of companies have introduced, or have announced plans to introduce, videoconferencing software that will compete with Enhanced CU-SeeMe and the White Pine Reflector, including software for use over the Internet. The Company's future success will depend in significant part on its ability to develop and introduce new products and to continue to improve the performance, features and reliability of its products, including Enhanced CU-SeeMe and the White Pine Reflector, in response to both competing product offerings and evolving marketplace demands. There can be no assurance that the Company will be successful in developing new products or that any new products will be accepted in the marketplace. The Company's future success will also depend on its ability to comply with developing industry standards for videoconferencing over the Internet. The introduction of competing products that incorporate new technology or the emergence of new industry standards may render the Company's existing products obsolete and unmarketable. Any failure or inability of Enhanced CU-SeeMe, the White Pine Reflector or other new products to perform substantially as anticipated or to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-Products" and "-Competition" in the Form SB-2.

DEPENDENCE UPON LICENSE AGREEMENT; LIMITED PROPRIETARY PROTECTION

  The Company's success is heavily dependent upon its proprietary technology. The Company's videoconferencing products, Enhanced CU-SeeMe and the White Pine Reflector, are commercial versions of Freeware CU-SeeMe and its related server. The Company's ability to develop, modify, market, distribute and sublicense Enhanced CU-SeeMe and the White Pine Reflector, as well as the right to use the trademark "CU-SeeMe," derives entirely from the License Agreement with the Cornell Foundation. In order to maintain the exclusivity provisions of the License Agreement, the Company must meet certain staffing, product introduction and sublicensing obligations. There can be no assurance that the Company will meet these obligations. Any failure to meet such obligations will permit the Cornell Foundation to grant licenses to other companies, including competitors of the Company, to develop, sell and sublicense commercial versions of Freeware CU-SeeMe and its related server. In addition, the Company's right to issue sublicenses is contingent upon the Company's continued marketing of commercial versions of Freeware CU-SeeMe and its related server. Even if the Company fulfills such obligations, the License Agreement has a fixed term ending December 1, 1998. Although the License Agreement contains certain provisions for automatic annual renewal, the License Agreement may be terminated by the Cornell Foundation for "cause." Under the License Agreement, "cause" includes failure by the Company to pay any amount due under the License Agreement, if not cured within 30 days of written notice of such failure to pay, or any "material breach" of the License Agreement by the Company, if not cured within 90 days of written notice of such breach. "Material breach" includes failure to exercise due diligence to develop, manufacture and market commercial versions of Freeware CU-SeeMe and its related server, failure to grant sublicenses as required by the License Agreement, failure to maintain quality control over the Company's commercial versions of Freeware CU-SeeMe and its related server, and failure to develop and exploit the market to the extent necessary to meet the Company's minimum royalty obligations under the License Agreement. Any termination of the License Agreement would have a material adverse effect on the Company's business, financial condition and results of operations. The License Agreement requires that the Company pay royalties based on the Company's net revenue from its commercial versions of Freeware CU-SeeMe and its related server (subject to certain minimum per-copy royalties) and share sublicensing income with the Cornell Foundation. The License Agreement also requires that the Company make certain annual minimum royalty payments, including minimum payments based on royalties from sublicensing. The failure to pay any such minimum amount would constitute "cause" for termination of the License Agreement, as described above. Moreover, Freeware CU-SeeMe and its related server are freely available on the Internet. Such availability may adversely affect sales of licenses for Enhanced CU-SeeMe and the White Pine Reflector. The Company also depends upon the Cornell Foundation, as the owner of the trademark "CU-SeeMe," to protect and enforce rights in the trademark. Any failure of the Cornell Foundation to protect or enforce such rights could substantially impair the value of such trademark and the Company's rights to use such trademark.

  The Company currently has no patents and relies primarily on copyright, trademark and trade secrets law, as well as employee and third-party non-disclosure agreements, to protect its intellectual property. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or independent development by others of similar technology. Certain of the Company's products, including Enhanced CU-SeeMe and the White Pine Reflector, are licensed to customers under "shrink wrap" licenses included as part of the product packaging. Although in certain sales the Company's shrink wrap licenses are accompanied by specifically negotiated agreements signed by the licensee, in most cases its shrink wrap licenses are not negotiated with or signed by individual licensees. Certain provisions of the Company's shrink wrap licenses, including provisions limiting the Company's liability and protecting against unauthorized use, copying, transfer and disclosure of the licensed program, may be unenforceable under the laws of certain jurisdictions. Also, the Company has delivered certain technical data and information relating to Enhanced CU-SeeMe and the White Pine Reflector to the United States government and, as a result, the United States government may have unlimited rights to use such technical data and information or to authorize others to use such technical data and information. There can be no assurance that the United States government will not authorize others to use such technical data and information for purposes competitive with those of the Company. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do laws in the United States. There can be no assurance that the protections afforded by the laws of such countries will be adequate to protect the Company's proprietary rights, the unenforceability of any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Litigation may be necessary to enforce the Company's intellectual property rights or to protect the Company's trade secrets. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations.

  Although the Company believes that its products and technology do not infringe the proprietary rights of others, there can be no assurance that third parties will not assert infringement and other claims against the Company or that such claims will not be successful. From time to time, the Company has received and may receive in the future notice of claims of infringement of other parties' proprietary rights. Many participants in the software industry have an increasing number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent or other intellectual property infringement. Third parties may assert exclusive patent, trademark, copyright and other intellectual property rights to technologies that are important to the Company. There can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company or that any such assertion or prosecution will not have a material adverse effect on the Company's business, financial condition or results of operations. Regardless of the validity or the successful assertion of any such claims, the Company could incur significant costs and diversion of resources in defending such claims, which could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, any party making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block the Company's ability to make, use, sell, distribute or market its products and services in the United States or abroad. Any such judgment could have a material adverse effect on the Company's business, financial condition and results of operations. In circumstances where claims relating to proprietary technology or information are asserted against the Company, the Company may seek licenses to such intellectual property. There can be no assurance, however, that such licenses would be available or, if available, that such licenses could be obtained on terms that are commercially reasonable and acceptable to the Company. The failure to obtain the necessary licenses or other rights could preclude the sale, manufacture or distribution of the Company's products and, therefore, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-Proprietary Rights" in the Form SB-2.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  Revenue from international sales represented 11%, 20% and 30% of the Company's total revenue in the fiscal years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996, respectively. The increased level of international revenue in the nine months ended September 30, 1996 reflected the acquisition of ASC on a purchase accounting basis effective as of November 1, 1995. ASC generates a majority of its revenue from outside the United States. As part of its business strategy, the Company intends to seek opportunities to expand its product and service offerings into additional international markets. The Company believes that expansion into new international markets is critical to the Company's ability to continue to grow and to market its products and services. In marketing its products and services internationally, the Company will likely face new competitors. There can be no assurance that the Company will be successful in developing localized versions of its products for new international markets or in marketing or distributing products and services in these markets or that its international revenue will be adequate to offset the expense of establishing and maintaining international operations. The Company's international business may be adversely affected by changing economic conditions in foreign countries. The majority of the Company's sales are currently denominated in U.S. dollars, but there can be no assurance that a significantly higher level of future sales will not be denominated in foreign currencies. To the extent the Company makes sales denominated in currencies other than U.S. dollars, gains and losses on the conversion of those sales to U.S. dollars may contribute to fluctuations in the Company's business, financial condition and results of operations. In addition, fluctuations in exchange rates could affect demand for the Company's products and services. Conducting an international business inherently involves a number of other difficulties and risks, such as export restrictions, export controls relating to technology, compliance with existing and changing regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing international operations, longer payment cycles, problems in collecting accounts receivable, software piracy, political instability, seasonal reductions in business activity in Europe and certain other parts of the world during the summer months, and potentially adverse tax consequences. There can be no assurance that one or more of these factors will not have a material adverse effect on any international operations established by the Company and, consequently, on the Company's business, financial condition and results of operations. See "Business-Strategy" in the Form SB-2.

DEPENDENCE ON KEY PERSONNEL

  The Company's success to date has depended to a significant extent on Howard
R. Berke, its Chairman, President and Chief Executive Officer, David O. Bundy, its Vice President of Engineering, Killko A. Caballero, its Senior Vice President of Research and Development and Chief Technology Officer, Richard M. Darer, Chief Finanical Officer and Vice President of Administration, and a number of other key management, engineering, research and development, sales and operational personnel. The loss of the services of Mr. Berke, Mr. Bundy or Mr. Caballero or any of the Company's other key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that its future success will depend in large part on its ability to attract and retain highly qualified management, engineering, research and development, sales and operational personnel. In particular, the Company will need to hire and train additional software developers in order to support and increase its recent software licensing activities. Competition for all of these personnel is intense and there can be no assurance that the Company will be successful in attracting and retaining key personnel. The failure of the Company to hire, train and retain qualified personnel could have a material adverse effect upon the Company's business, financial condition and results of operations. The Company does not maintain key person life insurance policies on its key personnel, except for a policy with respect to Mr. Berke in the amount of $1.0 million. See "Business-Employees" and "Management" in the Form SB-2.

RISKS ASSOCIATED WITH CREATING AND ACCESSING NEW DISTRIBUTION CHANNELS

  The Company's primary strategy for marketing Enhanced CU-SeeMe and the White Pine Reflector is to form channel relationships in key markets with major distributors. The Company also intends to license Enhanced CU-SeeMe and the White Pine Reflector to original equipment manufacturers ("OEMs"), value-added resellers ("VARs") and additional distributors for bundling with their products and services. The Company expects that its future success will depend in large part upon these OEMs, VARs and distributors. The performance of these OEMs, VARs and distributors will be outside the control of the Company, and the Company is unable to predict the extent to which these organizations will be successful in marketing and selling Enhanced CU-SeeMe or the White Pine Reflector or products incorporating Enhanced CU-SeeMe or the White Pine Reflector. The Company's failure to establish relationships with OEMs, VARs and distributors could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company is currently seeking to establish distribution relationships with retail channels, including store chains, superstores and catalog sales, for Enhanced CU-SeeMe. The Company has no prior experience in selling software through retail channels, and no assurance can be given that it will succeed in establishing a retail network for Enhanced CU-SeeMe or that, if established, such a network will not result in unexpected expenses for inventory, returned software, distribution or otherwise. The Company's distributors typically carry the products of competitors of the Company, many of whom have substantially greater financial resources than the Company. The distributors have limited capital to invest in inventory, and their decisions to purchase the Company's products and, in the case of retail stores, to give them critical shelf space, are partly a function of pricing, terms and special promotions offered by the Company and its competitors, over which the Company has no control and which it cannot predict. See "Business-Marketing and Distribution" in the Form SB-2.

  The Company also distributes certain of its products electronically through the Internet. By distributing its products through the Internet, the Company may decrease demand for its products and increase the likelihood of unauthorized copying and use of its software. The Company has allowed and intends to continue to allow customers to download certain of its products for a free evaluation period.

RISK OF PRODUCT DEFECTS

  Software developed and incorporated by the Company may contain significant undetected errors when first released or as new versions are released. Although the Company tests its software before commercial release, there can be no assurance that errors in the software will not be found after customers begin to use the software. Enhanced CU-SeeMe 2.1 for Windows, which was released in the fourth quarter of 1996, corrects a number of such errors in Enhanced CU-SeeMe
2.0. The Company intends to ship Enhanced CU-SeeMe 3.0, which the Company expects will support relevant Internet and International Telecommunications Union standards and incorporate a number of new features, in the first half of 1997. Any error in Enhanced CU-SeeMe 3.0, the White Pine Reflector or the Company's other products may result in decreased revenue or increased expenses because of adverse publicity, reduced orders, product returns, uncollectible accounts receivable, delays in collecting accounts receivable, and additional and unexpected costs of further product development to correct the errors. Any of these results could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company is a defendant in 10 lawsuits pending in New York federal and state courts in which the plaintiffs claim to suffer from carpal tunnel syndrome, or "repetitive stress injuries," as a result of having used computer keyboards that are alleged to have been defectively designed by a predecessor of the Company. None of these suits has reached trial and additional information detrimental to the Company could be developed in the course of discovery. Although the Company has established a reserve for these suits that the Company believes is adequate, there can be no assurance that the Company's liabilities under these suits will not substantially exceed that reserve. See "Business-Legal Proceedings" in the Form SB-2.

DEPENDENCE ON THIRD-PARTY SOFTWARE

  In addition to Freeware CU-SeeMe and its related server, the Company depends upon certain other software and products that it licenses from third parties, including voice compression technology from Voxware, Inc., global Internet conferencing "white pages" software from Four11 Corporation, video compression/ decompression software ("codec") from Crystal Net Corporation ("Crystal Net") and whiteboard software from Group Technologies, Inc. d/b/a Group Logic, Inc. and DataBeam Corporation. Certain of these licenses are for limited terms, have certain minimum royalty obligations or may be terminated if the Company breaches the terms of the license. There can be no assurance that these suppliers will continue to license this software to the Company on commercially reasonable terms. In late January 1997, Crystal Net delivered notice to the Company of alleged breaches by the Company of certain terms of the existing license agreement between the two companies. The Company is in the process of investigating and responding to these allegations, but believes that the resolution of these issues will not have a material adverse effect on the Company's business, financial condition and results of operations.

  Most of the Company's third-party licenses are non-exclusive and there can be no assurance that the Company's competitors will not obtain licenses to and utilize such software in competition with the Company. There can be no assurance that licensors of software utilized in the Company's products will continue to provide, enhance or support such software in the form utilized by the Company, nor can there be any assurance that the Company will be able to modify its own software to adapt to any changes in the licensed software. In addition, there can be no assurance that financial or other difficulties that may be experienced by such third-party suppliers will not have a material adverse effect on the availability, quality or support of software incorporated in the Company's products, or that, if such software becomes unavailable, the Company would be able to find suitable alternatives on a timely basis and on commercially reasonable terms. The loss of or inability to maintain any of these licenses could result in the discontinuation of, or delays or reductions in, product shipments unless and until equivalent technology is identified, licensed and integrated with the Company's software, and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-Proprietary Rights" in the Form SB-2.

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

  The Company may acquire or invest in companies, technologies or products that complement the Company's business or its product offerings. Any future acquisitions may result in a potentially dilutive issuance of equity securities, the incurrence of additional debt, the write-off of software development costs or the amortization of expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Future acquisitions would involve numerous additional risks, including difficulties in the assimilation of the operations, services, products and personnel of any acquired company, the diversion of management's attention from other business concerns, the disruption of the Company's business, the entry into markets in which the Company has little or no direct prior experience and the potential loss of key employees of any acquired company. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with any such acquisition.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

  At present, there are few laws or regulations that specifically address access to or commerce on the Internet. The increasing popularity and use of the Internet, however, enhance the risk that the governments of the United States and other countries in which the Company sells or expects to sell its products will seek to regulate videoconferencing and the Internet with respect to, among other things, user privacy, pricing, and the characteristics and quality of products and services. Any such regulation could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, because the Internet has only recently come into widespread use, it is not yet clear how existing laws governing issues such as libel, privacy and the ownership of intellectual property will apply to communications over the Internet. The Company is unable to predict the impact, if any, that existing or future legislation, legal decisions or regulations may have on its business, financial condition or results of operations. The Telecommunications Act of 1996, which was enacted in February 1996, purports to impose criminal liability on (i) any person that sends or displays in a manner available to minors indecent or patently offensive material on an interactive computer service such as the Internet and (ii) any entity that knowingly permits facilities under its control to be used for such activities. In June 1996, a special three-judge panel in federal district court found these provisions unconstitutional and issued a preliminary injunction against their enforcement. The U.S. Department of Justice has appealed this decision to the U.S. Supreme Court. If these provisions are upheld or if similar provisions are enacted in the future, they may inhibit the growth or use of the Internet and chill the development of Internet content, thereby decreasing the demand for the Company's Internet videoconferencing products or otherwise having a material adverse effect on the Company's business, financial condition and results of operations. In March 1996, the America's Carriers Telecommunication Association ("ACTA"), a group of telecommunications common carriers, filed a petition (the "ACTA Petition") with the Federal Communications Commission (the "FCC"), arguing that providers (such as the Company) of computer software products that enable voice transmission over the Internet (Internet "telephone" services) are operating as common carriers without complying with various regulatory requirements and without paying certain charges required by law. The ACTA Petition argues that the FCC has the authority to regulate both the Internet and the providers of Internet "telephone" services and requests that the FCC declare its authority over interstate and international telecommunications services using the Internet, initiate rulemaking proceedings to consider rules governing the use of the Internet for the provision of telecommunications services, and order providers of Internet "telephone" software to immediately cease the sale of such software pending such rulemaking. Certain parties have filed comments with the FCC regarding the ACTA Petition. The Company is unable to predict the outcome of this proceeding. Any action by the FCC to grant the relief sought by ACTA or otherwise to regulate use of the Internet as a medium of communication, including any action to permit local exchange carriers to impose additional charges for connections used for Internet access, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-Government Regulation" in the Form SB-2.

FUTURE CAPITAL REQUIREMENTS

  Expansion of the Company's business will require significant additional expenditures for research and development, sales and marketing, capital equipment and working capital. The Company expects that its current cash balances will be sufficient to fund its operations for at least the next twelve months. The Company's capital requirements will depend on many factors, including the progress of its research and development efforts, the receipt of software license fees and other product revenue, and the demand for the Company's products. The Company's existing bank line of credit will expire on June 30, 1998. There can be no assurance that the Company will not need to raise additional funds through public or private financings or that, if needed, such funds will be available on acceptable terms. The inability of the Company to raise needed funds would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" in the Form SB-2 and "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" in the Form 10-Q.

POSSIBLE VOLATILITY OF STOCK PRICE

  Factors such as quarterly variations in the Company's results of operations, announcements of technological innovations or new products by the Company, its competitors and others, market conditions in the industry and changes in financial estimates by public market analysts may cause the market price of the Common Stock to fluctuate significantly. In addition, the stock market in general has recently experienced substantial price and volume fluctuations, which have affected the market prices of many high technology companies, particularly Internet-related companies, and which have often been unrelated to the operating performance of such companies. These broad market fluctuations may materially and adversely affect the market price of the Common Stock. Following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any such litigation against the Company could result in substantial costs and diversion of management's attention and other resources, which could have a material adverse effect on the Company's business, financial condition and results of operations.

SUBSTANTIAL INFLUENCE OF EXISTING STOCKHOLDERS

  As of October 11, 1996, the Company's executive officers, directors and five percent stockholders beneficially owned an aggregate of approximately 48% of the outstanding shares of Common Stock. As a result, these stockholders, if acting together, would effectively be able to control most matters requiring the approval of stockholders of the Company, including the election of directors or the approval of significant corporate matters. This concentration of ownership by existing stockholders may also have the effect of delaying or preventing a change in control of the Company. See "Principal Stockholders" in the Form SB-2.

ANTI-TAKEOVER EFFECT OF CHARTER PROVISIONS, BY-LAWS AND DELAWARE LAW

  The Restated Charter and the Restated By-Laws contain provisions that could discourage takeover attempts or make more difficult the acquisition of a substantial block of the Common Stock. The Restated Charter provides that stockholders may act only at meetings of stockholders and not by written consent in lieu of a stockholders' meeting. The Restated By-Laws provide that special meetings of the Company's stockholders may be called by the President and must be called by the President or the Secretary at the written request of a majority of the directors. The Restated By-Laws provide that nominations for directors may not be made by a stockholder at any annual or special meeting thereof unless the stockholder intending to make a nomination notifies the Company of its intentions a specified number of days in advance of the meeting and furnishes to the Company certain information regarding itself and the intended nominee. The Restated By-Laws also require a stockholder to provide to the Secretary of the Company advance notice of business to be brought by such stockholder before any annual or special meeting of stockholders as well as certain information regarding such stockholder and others known to support such proposal and any material interest they may have in the proposed business. These provisions could delay any stockholder actions that are favored by the holders of a majority of the outstanding stock of the Company until the next stockholders' meeting. These provisions may also discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, even if it acquired a majority of the outstanding stock of the Company, could only take action at a duly called stockholders' meeting and not by written consent. In addition, the Board of Directors is authorized to issue shares of Common Stock and Preferred Stock which, if issued, could dilute and adversely affect various rights of the holders of Common Stock and, in addition, could be used to discourage an unsolicited attempt to acquire control of the Company.

  The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests. The foregoing and other provisions of the Restated Charter and the Restated By-Laws and the application of Section 203 of the Delaware General Corporation Law could deter certain takeovers or tender offers or could delay or prevent certain changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. See "Description of Capital Stock" in the Form SB-2.

ABSENCE OF DIVIDENDS

  The Company has never declared or paid any cash dividends on its capital stock and does not currently expect to pay any cash dividends in the foreseeable future. In addition, the terms of the Company's existing bank line of credit and term loan prohibit the Company from declaring or paying cash dividends on the Common Stock. See "Dividend Policy" in the Form SB-2.


                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders, nor will any such proceeds be available for use by the Company or otherwise for the Company's benefit. See "Selling Stockholders."

                              SELLING STOCKHOLDERS

  The following table sets forth the number of shares of Common Stock owned by the Selling Stockholders as of February 4, 1997. Beneficial ownership of Common Stock by the Selling Stockholders following this offering will depend on the number of Shares sold by each Selling Stockholder. The shares of Common Stock offered by this Reoffer Prospectus may be offered from time to time by the Selling Stockholders named below. In addition, certain non-affiliates of the Company who each hold less than the lesser of 1,000 shares and 1% of the shares issuable under the Plan pursuant to which such shares were granted and who, therefore, are not required to be named in the following table may use this Reoffer Prospectus for offers and sales of up to an aggregate of 2,153 of the Shares.

                                 SHARES                 NUMBER OF SHARES               Shares to be
                           BENEFICIALLY OWNED           BEING REGISTERED            Beneficially Owned
                           PRIOR TO OFFERING(1)        for Sale Hereby(2)            After Offering(3)
                           ------------------       ----------------------         ---------------------
Name                     Number        Percent                                    Number          Percent
----                     ------        -------                                    ------          -------
Howard R. Berke(4)       209,067         2.3%               20,000                189,067           2.1%

Margery L. Blake-Hart      1,630          *                  1,630                      -            *

Michael J. Braca(5)       21,500          *                 10,000                 11,500            *

Todd R. Korth              1,548          *                  1,548                      -            *

Lora L. Luttrell           2,514          *                  2,514                      -            *

Brian B. Simonelli         1,994          *                  1,944                     50            *

----------------
* Less than 1%.
(1) The number of shares beneficially owned by each stockholder is determined in accordance with the rules promulgated by the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the person has sole or shared voting or investment power and also any shares which the person has the right to acquire within 60 days after February 4, 1997. The inclusion of such shares herein, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. To the Company's knowledge, each person named in the table has sole voting and investment power (or shares such power with his spouse) with respect to all shares of Common Stock shown as beneficially owned by such person. Solely for the purpose of computing the percentage of shares beneficially owned by a person, shares of Common Stock which the person has the right to acquire within 60 days of February 4, 1997 are deemed outstanding.
(2) The Registration Statement shall also cover any additional shares of Common Stock that become issuable in connection with the shares of Common Stock registered for sale hereby by reason of any stock dividend, stock split, recapitalization, or other similar transaction effected without the receipt of consideration that results in an increase in the number of the Company's outstanding shares of Common Stock.
(3) Assumes that all of the Shares offered hereby are sold.
(4) Includes 189,067 shares subject to options exercisable within 60 days of February 4, 1997. Mr. Berke is the President and Chief Executive Officer and a director of the Company.
(5) Includes 10,000 shares subject to options exercisable within 60 days of February 4, 1997.

                              PLAN OF DISTRIBUTION

  The shares offered hereby may be sold from time to time by the Selling Stockholders or their pledgees, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq National Market, or otherwise, at prices and on terms then prevailing or at prices related to the then-current market prices, or in negotiated transactions at negotiated prices. The shares may be sold by one or a combination of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Reoffer Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive discounts, concessions, commissions or other compensation from Selling Stockholders in amounts to be negotiated immediately prior to the sale. The Selling Stockholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale of shares sold by them may be deemed to be underwriting discounts and commissions. In addition, any securities covered by this Reoffer Prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Reoffer Prospectus.

  Upon the Company being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemented prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, setting forth (i) the name of such Selling Stockholder and the name of each of the participating broker-dealers, (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, (v) a statement to the effect that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this Reoffer Prospectus and (vi) other facts material to the transaction.

  The Selling Stockholders will be responsible for any discounts, concessions, commissions or other compensation due to any broker or dealer in connection with the sale of any of the Shares offered hereby. All of the other expenses of this offering will be paid by the Company.

  Limitations on Resale
  ---------------------

  The Company, as of the date of this Reoffer Prospectus, does not meet the registrant requirements for the use of Form S-3. Therefore, pursuant to General Instruction C of Form S-8, the Selling Stockholders, and any other persons with whom a Selling Stockholder is acting in concert for the purpose of selling securities of the Company, are subject to the volume resale limitations of Rule 144(e) under the Securities Act. Rule 144(e) limits the volume of sales of shares for the account of persons subject to its provisions to the greater of
(a) 1% of the shares of the class outstanding as shown by the most recent report issued or published by the issuer or (b) the average weekly trading volume in the securities as determined pursuant to Rule 144(e).


                                 LEGAL MATTERS

  The validity of the Shares offered hereby has been passed upon for the Company by Foley, Hoag & Eliot LLP, Boston, Massachusetts. Mark L. Johnson, a partner at Foley, Hoag & Eliot LLP, is the Secretary of the Company.

                                    EXPERTS

  The Consolidated Financial Statements of the Company as of December 31, 1995, and for the nine months ended December 31, 1994 and the year ended December 31, 1995, incorporated by reference in this Reoffer Prospectus and the Registration Statement, and the Consolidated Financial Statements of About Software Corporation S.A. for the nine months ended December 31, 1994 and the ten months ended October 31, 1995, incorporated by reference in this Reoffer Prospectus and Registration Statement, have been audited by Ernst & Young, independent auditors, as set forth in their reports thereon appearing in the Form SB-2 and incorporated by reference herein, and are incorporated by reference herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                               TABLE OF CONTENTS

  No broker, dealer or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Reoffer Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Stockholder. This Reoffer Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Reoffer Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that information contained herein is correct as of any time subsequent to its date.


                               TABLE OF CONTENTS
                                                                            Page
                               ------------------                           ----

Available Information.....................................................    2

Incorporation of Certain Documents by Reference...........................    2

The Company...............................................................    3

Risk Factors..............................................................    4

Use of Proceeds...........................................................   15

Selling Stockholders......................................................   16

Plan of Distribution......................................................   17

Legal Matters.............................................................   17

Experts...................................................................   18



                           White Pine Software, Inc.

                         39,789 Shares of Common Stock

                           --------------------------

                                   PROSPECTUS

                           --------------------------
                               February 6, 1997

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE.

  The following documents filed with the Securities and Exchange Commission (the "Commission") are incorporated in this Registration Statement by reference:

  (a) the Prospectus dated October 11, 1996 of White Pine Software, Inc. (the "Company" or the "Registrant") included in the Company's Registration Statement on Form SB-2 (registration number 333-9525), as declared effective by the Commission on October 10, 1996;

  (b) the description of the Company's Common Stock contained in the Registration Statement on Form 8-A filed with the Commission on September 6, 1996 under Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description;

  (c) the Company's Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 1996 (file number 000-21415), as filed with the Commission on November 14, 1996; and

  (d) all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.


ITEM 4.  DESCRIPTION OF SECURITIES.

  Not applicable.


ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL.

   Mark L. Johnson, a partner at Foley, Hoag & Eliot LLP, is the Secretary of the Company. Foley, Hoag & Eliot LLP has passed upon the validity of the Shares offered hereby for the Company.


ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law affords a Delaware corporation the power to indemnify its present and former directors and offices under certain conditions. Article SEVENTH of the Restated Charter provides that the Company shall indemnify each person who at any time is, or shall have been, a director or officer of the Company, and is threatened to be or is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is, or was, a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee, trustee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any such action, suit or proceeding to the maximum extent permitted by the Delaware General Corporation Law.

  Section 102(b)(7) of the Delaware Corporation Law gives a Delaware corporation the power to adopt a charter provision eliminating or limiting the personal liability of directors to the corporation or its stockholders for breach of fiduciary duty as directors, provided that such provision may not eliminate or limit the liability of directors for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any payment of a dividend or approval of a stock purchase that is illegal under Section 174 of the Delaware Corporation Law or (iv) any transaction from which the director derived an improper personal benefit. Article NINTH of the Restated Charter provides that to the maximum extent permitted by the General Corporation Law of the State of Delaware, no director of the Company shall be personally liable to the Company or to any of its stockholders for monetary damages arising out of such director's breach of fiduciary duty as a director of the Company. No amendment to or repeal of the provisions of Article NINTH shall apply to or have any effect of the liability or the alleged liability of any director of the Corporation with respect to any act or failure to act of such director occurring prior to such amendment or repeal. A principal effect of such Article NINTH is to limit or eliminate the potential liability of the Company's directors for monetary damages arising from breaches of their duty of care, unless the breach involves one of the four exceptions described in (i) through (iv) above.

  Section 145 of the Delaware General Corporation Law also affords a Delaware corporation the power to obtain insurance on behalf of its directors and officers against liabilities incurred by them in those capacities. The Company has procured a directors' and officers' liability and company reimbursement liability insurance policy that (a) insures directors and officers of the Company against losses (above a deductible amount) arising from certain claims made against them by reason of certain acts done or attempted by such directors or officers and (b) insures the Company against losses, (above a deductible amount) arising from any such claims, but only if the Company is required or permitted to indemnify such directors or officers for such losses under statutory or common law or under provisions of the Restated Charter or the Restated By-Laws.


ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED.

  An aggregate of 39,789 of the shares of Common Stock covered by this Registration Statement are restricted securities being registered for resale by stockholders of the Registrant. These securities were issued to said stockholders by the Registrant in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, relating to sales by an issuer not involving a public offering. Such shares were issued to such stockholders upon their exercises of stock options granted under the White Pine Software, Inc. Stock Option Plan (1992), Stock Option Plan (1993), Stock Option Plan
(1994) and Stock Option Plan (1995).


ITEM 8.  EXHIBITS.

 4.1*  Specimen certificate for the Common Stock
 5.1   Opinion of Foley, Hoag & Eliot LLP
10.1* White Pine Software, Inc. (formerly Visual International, Inc.) Stock Option Plan (1992), as amended
10.2*  White Pine Software, Inc. Stock Option Plan (1993), as amended
10.3*  White Pine Software, Inc. Stock Option Plan (1994)
10.4*  White Pine Software, Inc. Stock Option Plan (1995), as amended
10.5*  White Pine Software, Inc. 1996 Incentive and Nonqualified Stock Option
       Plan
10.6 Letter Agreement between White Pine Software, Inc. and Jack Dutzy dated as of October 13, 1995
10.7 Letter Agreement between White Pine Software, Inc. and Andrew Hally dated as of March 25, 1996, as supplemented
10.8 Letter Agreement between White Pine Software, Inc. and Richard Kennerly delivered as of April 16, 1996, as supplemented
10.9 Letter Agreement between White Pine Software, Inc. and Richard M. Darer dated as of May 28, 1996
23.1   Consent of Ernst & Young, LLP
23.2   Consent of Ernst & Young Audit
23.3   Consent of Foley, Hoag & Eliot LLP (included in Exhibit 5.1)
24.1   Power of Attorney (contained on pages II-4 and II-5)
------
* Filed as an exhibit to the Company's Registration Statement on Form SB-2 (registration number 333-9525), as declared effective by the Commission on October 10, 1996, and incorporated herein by reference.

ITEM 9.  UNDERTAKINGS.

  1.   The undersigned Registrant hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs 2 (a)(1)(i) and 2 (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference herein.

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  2. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashua, New Hampshire, on this 5th day of February, 1997.

                                    WHITE PINE SOFTWARE, INC.



                                    By:     /s/ Howard R. Berke
                                       -------------------------
                                       Howard R. Berke
                                       President and Chief Executive Officer


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Howard R. Berke, Richard M. Darer and Mark L. Johnson, and each of them, true and lawful attorneys-in-fact and agents with full power of substitution, for and in name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing which they, or any of them, may deem necessary or advisable to be done in connection with this Registration Statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or any substitute or substitutes for any or all of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities as of February 5, 1997.

               Signature                         Title
               ---------                         -----


   /s/ Howard R. Berke               President, Chief Executive
-------------------------------        Officer and Director
       Howard R. Berke                 (Principal Executive Officer)


  /s/ Richard M. Darer               Chief Financial Officer and
-------------------------------         Vice President of Administration
      Richard M. Darer                  (Principal Financial and Accounting
                                        Officer)


  /s/ Killko A. Caballero            Director
-------------------------------
      Killko A. Caballero


  /s/ Arthur H. Bruno                Director
-------------------------------
      Arthur H. Bruno

  /s/ Jonathan G. Morgan             Director
-------------------------------
      Jonathan G. Morgan


                                     Director
-------------------------------
      Pierre-Gabriel Vallee

                                 EXHIBIT INDEX
                                 -------------

Exhibit
  No.      Description                                                     Page
-------    -----------                                                     ----

 4.1*      Specimen certificate for the Common Stock

 5.1       Opinion of Foley, Hoag & Eliot LLP

10.1* White Pine Software, Inc. (formerly Visual International, Inc.) Stock Option Plan (1992), as amended

10.2*      White Pine Software, Inc. Stock Option Plan (1993), as amended

10.3*      White Pine Software, Inc. Stock Option Plan (1994)

10.4*      White Pine Software, Inc. Stock Option Plan (1995), as amended

10.5*      White Pine Software, Inc. 1996 Incentive and Nonqualified Stock
           Option Plan

10.6 Letter Agreement between White Pine Software, Inc. and Jack Dutzy dated as of October 13, 1995

10.7 Letter Agreement between White Pine Software, Inc. and Andrew Hally dated as of March 25, 1996, as supplemented

10.8 Letter Agreement between White Pine Software, Inc. and Richard Kennerly delivered as of April 16, 1996, as supplemented

10.9 Letter Agreement between White Pine Software, Inc. and Richard M. Darer dated as of May 28, 1996

23.1       Consent of Ernst & Young, LLP

23.2       Consent of Ernst & Young Audit

23.3       Consent of Foley, Hoag & Eliot LLP (included in Exhibit 5.1)

24.1       Power of Attorney (contained on pages II-4 and II-5)

-----------
* Filed as an exhibit to the Company's Registration Statement on Form SB-2 (registration number 333-9525), as declared effective by the Commission on October 10, 1996, and incorporated herein by reference.